United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: NeoGenomics, Inc.
Post-Effective Amendment No. 2 on Form SB-2

File No. 333-126754

Filed July 6, 2007

Form AW – Application for Withdrawal

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, NeoGenomics, Inc., a Nevada corporation, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 2 on Form SB-2 to the Registration Statement on Form SB-2 and all exhibits thereto filed with the Commission on July 6, 2007 (the “Post-Effective Amendment”) because the filing should have been filed as an SB-2 Registration Statement.

Please do not hesitate to contact the undersigned (239) 768-0600 or Clayton E. Parker at Kirkpatrick & Lockhart Preston Gates Ellis, LLP at (305) 539-3300 should you have any questions with respect to this request.

Very truly yours,

/s/ Robert P. Gasparini
Robert P. Gasparini
Chief Executive Officer